March 9, 2011

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	China Skyrise Digital Service, Inc.
Form 10-K for the Year Ended December 31, 2009
March 31, 2010
File No. 333-139940

Dear Ms. Collins:

On behalf of China Skyrise Digital Service, Inc. (the “Company,” “we,” or “our”), we hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on February 17, 2011, with respect to our Form 10-K for the Year Ended December 31, 2009 (the “10-K”).

We understand and agree that:

a.         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b.         the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Kathleen Collins
Accounting Branch Chief
March 9, 2011

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 37

1.

We note from your response to prior comment 1 that until December 30, 2010, when Mr. Fan joined the company as your new CFO, none of the personnel primarily responsible for preparing the books, records and financial statements and for assessing the effectiveness of your internal control over financial reporting had prior U.S. GAAP experience sufficient to provide adequate internal controls over financial reporting. Accordingly, please confirm that management has concluded that as of December 31, 2009 a material weakness in your internal control over financial reporting existed such that your internal control over financial reporting and disclosure controls and procedures were not effective. Also, please amend your December 31, 2009 Form 10-K immediately to reflect management’s revised conclusions. Ensure your Form 10-K/A includes a discussion regarding the nature of the material weakness and describes management’s plan or actions taken, if any, for remediating the material weakness. In addition, please amend your 2010 Forms 10-Q to reflect management’s revised conclusions as to the effectiveness of your disclosure controls and procedures at each quarter-end.

Response: Our management does not believe that this material weakness had a material effect on our financial condition or results of operations, or caused our financial statements as of and for the year ended December 31, 2009 or our interim 2010 reports to contain a material misstatement. We received an unqualified audit opinion for our 2009 financial statements and no material audit adjustments to our financial statements have been required.

Rather than amend our annual report for the fiscal year ended December 31, 2009 and the 2010 interim quarterly reports, we respectfully request your leave to include the following disclosure under Item 9A. Controls and Procedures, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “FY2010 Form 10-K”).

Disclosure Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Mingchun Zhou and our Chief Financial Officer, Mr. Jiabo Fan, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2010. Based upon, and as of the date of this evaluation, Mr. Zhou and Mr. Fan, determined that, for the reasons disclosed below, as of December 31, 2010, and as of the date of this Report, our disclosure controls and procedures were not effective.

Kathleen Collins
Accounting Branch Chief
March 9, 2011

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over our financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Exchange Act defines internal control over financial reporting as a process designed by, or under the supervision of, the a company’s principal executive and principal financial officers and effected by a company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any system of internal controls, including the possibility of human error and the circumvention or overriding of controls, such that internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Our management, with the participation and under the supervision of our Chief Executive Officer, Mr. Mingchun Zhou and our Chief Financial Officer, Mr. Jiabo Fan, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In assessing the effectiveness of our internal controls over financial reporting as of December 31, 2010, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we determined that, for the reasons disclosed below, as of December 31, 2010, our internal controls over financial reporting were not effective based on those criteria.

During its audit of our consolidated financial statements for the fiscal year ended December 31, 2010, our management discovered a material weaknesses in our internal controls over financial reporting process, including:

(i)	lack of sufficient accounting personnel qualified in US GAAP;

Kathleen Collins
Accounting Branch Chief
March 9, 2011

(ii)	deficiencies in the supervision, monitoring, and annual financial statements preparation and review processes in accordance with US GAAP; and

(iii)	insufficient identification, documentation and review of various reconciliations and related supporting documentation necessary to prepare financial statements in accordance with US GAAP.

Management has taken the measures below and plan to continue taking measures to remediate these material weaknesses as soon as practicable.

On December 30, 2010, the Board of Directors of the Company appointed Mr. Jiabo Fan as the Company’s new Chief Financial Officer. Prior to joining the Company, Mr. Fan served from August 2003 to November 2010 in various positions with PriceWaterhouseCoopers China, a leading international public accounting firm, including Engagement Manager and Assurance Department Manager. As an Engagement Manager, Mr. Fan was in charge of auditing several PRC and Hong Kong listed companies, in accordance with Chinese Accounting Standards, as well as the auditing of subsidiaries of several multinational corporations in accordance with U.S. GAAP and International Financial Reporting Standards. Mr. Fan holds a Bachelor’s Degree in Finance from Shanghai Jiao Tong University. Our management is confident that, in light of Mr. Fan’s professional history and background, he has the relevant accounting experience, skills and knowledge in the preparation of financial statements and financial reporting disclosures in accordance with US GAAP and applicable SEC regulations.

In addition to the foregoing measures, we plan to take one or more of the following measures to remediate the material weaknesses identified:

  hire additional financial reporting and accounting personnel with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of US GAAP and financial reporting disclosure under the requirement of SEC rules;

  engage a qualified external consultant with extensive experience in US GAAP reporting and accounting to assist us in the supervision of the financial reporting process; and

  fine tune our processes for collecting and reviewing information required for the preparation of the financial statements and related footnotes.

Our Board of Directors also intends to establish an independent audit committee to oversee our accounting and financial reporting processes and the audits of our financial statements. An audit committee would be responsible for, among other things:

  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  reviewing with our independent auditors any audit problems or difficulties and management’s response;

  reviewing and approving all proposed related-party transactions;

  discussing the annual audited financial statements with management and our independent auditors;

Kathleen Collins
Accounting Branch Chief
March 9, 2011

  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

  annually reviewing and reassessing the adequacy of our audit committee charter;

  such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time;

  meeting separately and periodically with management and our internal and independent auditors; and

  reporting regularly to the full Board of Directors.

These functions were previously being performed by the Board of Directors. However, we believe that an independent audit committee performing these functions will help to remediate the material weaknesses identified above.

When implemented, management believes that these proposed controls will operate effectively for a sufficient period of time to reduce to a less than reasonably possible likelihood the possibility of a material misstatement and remediate the material weakness reported by our independent registered public accounting firm.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended December 31, 2010 to contain a material misstatement.

(c) Changes in Internal Controls over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

2.

We note from your response to prior comment 2 that Mr. Fan’s prior work experience included auditing subsidiaries of several multinational corporations in accordance with U.S. GAAP. Please describe in greater detail Mr. Fan’s experience in U.S GAAP audits. For instance, tell us which subsidiaries Mr. Fan audited in accordance with U.S. GAAP; describe the subsidiaries’ operations including a recap of its financial data; tell us when the audits were conducted; and tell us Mr. Fan’s level of involvement in each audit. Also, explain further why you believe his experience is sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.

Response: Mr. Fan’s prior work experience includes auditing the following multinational corporations:

  Subsidiaries of Leviton: Leviton Manufacturing Company Inc. was founded in 1906 in the U.S, and is the largest, privately-held manufacturer and distributor of wiring devices in North America. It has three subsidiaries in mainland China and two subsidiaries in Hong Kong: Leviton Electronic (Dongguan) Co., Ltd., Leviton Electronic (Nanjing) Co., Ltd., Leviton Electronic (Shenzhen) Co., Ltd., Pacfic Rim Ltd. and Pac Trading Limited, with combined revenues of RMB708 million, combined net profit of RMB6.2 million and combined total assets of RMB485 million. Mr. Fan acted as the engagement manager for the 2009 annual audit for these five subsidiaries. In this capacity, he led the audit team in the audit of the subsidiaries’ financial statements prepared in accordance with U.S GAAP and coordinated with the central audit team, PricewaterhouseCoopers Melville.

Kathleen Collins
Accounting Branch Chief
March 9, 2011

  Subsidiaries of Carlo Gavazzi Group: The Carlo Gavazzi Group, a US-based sensor instruction manufacturing company. Mr. Fan was the assistant manager of the 2009 annual audit for its subsidiary Carlo Gavazzi Automation (China) Co Ltd. In this capacity, Mr. Fan’s team audited the U.S group’s financial statements of the subsidiary which was prepared in accordance with U.S. GAAP. The revenue and net profit of this subsidiary for year 2009 was approximately RMB32 million and RMB3 million, respectively.

  Subsidiaries of MKS Instruments, Inc. Group: MKS Instruments Inc. Group, is another U.S.- based sensor instruction manufacturing company. Mr. Fan was the assistant manager of the 2009 annual audit for its subsidiary MKS Instruments (Hong Kong) Limited, in which capacity, Mr. Fan’s team audited the U.S group’s financial statements of the subsidiary which was prepared in accordance with U.S. GAAP. The revenue and net profit of this subsidiary for year 2009 was approximately $31 million and $0.8 million, respectively.

  China Unicom (NYSE: CHU) Hainan Branch: China Unicom is one of the top three telecom suppliers in China. Mr. Fan was engagement manager for the 2009 annual integrated audit of China Unicom, in which capacity, his team audited the financial statements of the Hainan Branch which was prepared in accordance with IFRS, and worked with PricewaterhouseCoopers Beijing to assess the company’s internal control over financial reporting. For year 2009, China Unicom Hainan Branch recorded revenue at approximately RMB783 million, net profit at approximately RMB13 million, and as at December 31, 2009, total assets of approximately RMB2.2 billion.

  Guangshen Railway Company Limited (NYSE: GSH): Guangshen Railway Company Limited is engaged in passenger and freight transportation along the Shenzhen-Guangzhou-Pingshi Railway in China, and is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York. Mr. Fan served as assistant manager for the 2008 integrated annual audit of the company, in which capacity he reviewed its consolidated financial statements prepared in accordance with IFRS and assessed the company’s internal control over financial reporting. Per its consolidated financial statements for year 2008, GSH’s 2008 revenue, net profit and total assets were approximately RMB10.8 billion, approximately RMB1.2 billion and approximately RMB28.2 billion, respectively.

We believe that Mr. Fan has sufficient experience to maintain the requisite knowledge to prepare our financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of the internal control over financial reporting.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.

We note your response to the last bullet point of our prior comment 3 where you indicate that the revenue recognition disclosures in the September 30, 2010 Form 10-Q include a description of how the company would account for various revenue sources when and if they occur and become material to the financial statements. Your policy footnote disclosures should include a discussion of how the company accounts for revenues applicable to your current operations and not how you anticipate accounting for future revenue streams, when and if they occur. Please revise the disclosures when you file your December 31, 2010 Form 10-K to disclose the company’s revenue recognition policy for each of your current revenue sources.

Kathleen Collins
Accounting Branch Chief
March 9, 2011

Response: We note your comment and will revise our revenue recognition disclosures in the FY2010 Form 10-K, to include our revenue recognition policy for each of our current revenue sources.

4.

We note from your response to prior comment 6 that the company intends to remove references to customized software arrangements in the description of your business and from your revenue recognition policy disclosures. However, please confirm that you intend to include a discussion of the separate sales of your “ready made software products” along with your revenue recognition policy for such product sales.

Response: We confirm that we will include a discussion of the separate sales of our “ready made software products” along with our revenue recognition policy for such product sales in the FY2010 Form 10-K.

* * *

Kathleen Collins
Accounting Branch Chief
March 9, 2011

If you would like to discuss our response, the Amendment or any other matters regarding the Company, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Very truly yours,

CHINA SKYRISE DIGITAL SERVICE INC.

By:/s/ Mingchun Zhou
Mingchun Zhou
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq. Dawn Bernd-Schulz, Esq.